

November 19, 2014

Via E-mail
Jerry W. Powell
Executive Vice President, General Counsel
Cadence Bancorporation
2800 Post Oak Boulevard, Suite 3800
Houston, Texas 77056

> **Re:** **Cadence Bancorporation**
> **Amendment No. 1 to Draft Registration Statement on Form S-1**
> **Filed November 12, 2014**
> **CIK No. 0001614184**

Dear Mr. Powell:

We have reviewed the above referenced filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information, including, if applicable, a draft of your proposed disclosures to be made in future filings. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Amendment No. 1 to Draft Registration Statement on Form S-1 filed November 12, 2014

General

1. Please note the updating requirements of Rule 3-12 of Regulation S-X and include unaudited financial statements for the period ended September 30, 2014 in your next pre-effective amendment.

Prospectus Summary, page 1

2. Please revise to include a subsection captioned "Authorization and Purposes of Class B and Preferred Stock" or another similar caption and include a discussion of the reasons for the Class B and Preferred. In addition, disclose any current intentions to issue and the anticipated terms.

Security Ownership . . ., page 187

3. Please consider presenting the information contained in footnote 2 in tabular format.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filings include the information the Securities Act of 1933 and the Securities Exchange Act of 1934, and all Securities Act and Exchange Act rules, in each case as applicable, require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

You may contact David Irving at (202) 551-3321 or Marc Thomas at (202) 551-3452 if you have questions regarding comments on the financial statements and related matters. Please contact Josh Samples at (202) 551-3199 or me at (202) 551-3434 with any other questions.

Sincerely,

/s/ Michael Clampitt

Michael Clampitt
Senior Staff Attorney

cc: <u>Via E-mail</u>
       David Shapiro
       Wachtell, Lipton, Rosen & Katz